SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34842

February 24, 2023

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of February 2023. A copy of each application may be obtained via the Commission's website by searching for the applicable file number listed below, or for an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on March 21, 2023, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's

Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Center Coast Brookfield Core MLP Fund I, LLC [File No. 811-22565]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On September 25, 2018, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $8,362 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on February 2, 2023.

Applicant's Address: Brookfield Public Securities Group LLC, Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023.

Forward Funds [File No. 811-06722]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Ultimus Managers Trust, and on November 18, 2022 made a final distribution to its shareholders based on net asset value. Expenses of $396,976 incurred in connection with the reorganization were paid by the parent company of the applicant and the parent company of the acquiring fund.

Filing Dates: The application was filed on December 9, 2022, and amended on February 16, 2023.

Applicant's Address: Cal.Gilmartin@klgates.com.

FPA Capital Fund, Inc. [File No. 811-01596]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to FPA Queens road Small Cap Value Fund, a series of Bragg Capital Trust, and on January 31, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $408,250 incurred in connection with the reorganization were paid by the applicant and the applicant's investment adviser.

Filing Dates: The application was filed on May 16, 2022, and amended on January 30, 2023.

Applicant's Address: 11601 Wilshire Boulevard, Suite 1200, Los Angeles, California 90025.

FPA Paramount Fund, Inc. [File No. 811-00852]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Phaeacian Global Value Fund, a series of Datum One Series Trust, and on October 16, 2020 made a final distribution to its shareholders based on net asset value. Expenses of $202,042 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser.

Filing Dates: The application was filed on May 16, 2022, and amended on January 30, 2023.

Applicant's Address: 11601 Wilshire Boulevard, Suite 1200, Los Angeles, California 90025.

Salient MF Trust [File No. 811-22678]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Ultimus Managers Trust, and on November 18, 2022 made a final distribution to its shareholders based on net asset value. Expenses of $770,747 incurred in connection with the reorganization were paid by the parent company of the applicant and the parent company of the acquiring fund.

Filing Dates: The application was filed on December 9, 2022, and amended on February 16, 2023.

Applicant's Address: Cal.Gilmartin@klgates.com.

        For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                        J. Matthew DeLesDernier
                                        Deputy Secretary